Exhibit 99.2

March 27, 2013

leslie.wong@blakes.com

kelly.castledine@algonquinpower.com

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario

L6H 7H7

Confirmation of Mailing

The following were sent by prepaid mail to all registered holders of common shares, not coded as “lost”, of Algonquin Power & Utilities Corp. on March 27, 2013:

☒	Proxy

☒	Notice of Meeting/Information Circular

☒	Request for Financial Statements Form

Please note that:

•	We have coded registered security holders as “lost” in cases where on two consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

•	We have not filed this Confirmation of Mailing or the listed document(s) on SEDAR.

Yours very truly,

Judy Power

Associate Manager, Trust Central Services

sg\CM_AlgonquinPower

c/o Canadian Stock Transfer Company Inc.
CIBC MELLON TRUST COMPANY	P.O. Box 4202, Postal Station A, Toronto, ON M5W 0E4
Tel 416-682-3800 www.canstockta.com

CIBC Mellon is a licensed user of the CIBC trade-mark and certain BNY Mellon trademarks